SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Exhibits

99.1	Press Release dated October 27, 2015: Primus Green Energy and Jereh Announce Global Collaboration to Deploy Gas-to-Liquids Systems

Caution Concerning Forward-Looking Statements

The information included in Exhibit 99.1 includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the parties’ intention to jointly market and deploy a range of GTL systems, the expected benefits of such activities and the quality, expected performance and advantages of such systems, expected trends relating to the demand for gas monetization technologies, and other non-historical matters. These statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances, which could cause the actual results to differ materially from those indicated in these forward-looking statements, including risks relating to (i) the parties’ ability to effectively market and deploy a range of GTL systems, including the delivery of related implementation services, (ii) Primus’ ability to market the alternative fuels produced by the STG+™ process, (iii) Primus’ ability to continue to develop technologies, units, processes for commercialization, (iv) changes in applicable government regulations and standards, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC, and other filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: October 27, 2015	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer